Amendment No. 5 on Form 18K/A to the Annual Report
incorporated by reference in Registration Statement No. 333-84288

FORM 18-K/A
Amendment No. 5
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of

THE REPUBLIC OF ITALY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*
(As of close of the fiscal year)

Title of Issues	Amounts as to which registration is effective	Names of exchanges on which registered

N/A*	N/A	N/A

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE FERDINANDO SALLEO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
JAMES P. HEALY, ESQ
Skadden, Arps, Slate, Meagher & Flom LLP
One Canada Square,
Canary Wharf
London E14 5DS
England

*	The Republic of Italy files Annual Reports on Form 18-K voluntarily in order for The Republic of Italy to incorporate such Annual Reports into its shelf registration statements.

     This amendment to the annual report of the Republic of Italy (the “Republic”) on Form 18-K for the year end December 31, 2001 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	An update to the Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288.

     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

     Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant Republic of Italy has duly caused this Amendment No. 5 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on the 3rd day of September 2002.

REPUBLIC OF ITALY

By:	/s/ Maria Cannata

Name: D.ssa Maria Cannata
Title: Director General - Treasury Department - Direction II Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.

1	An update to the Recent Developments section of the Prospectus Supplement, dated August 29, 2002, to the Final Prospectus, dated March 14, 2002, relating to the Republic’s U.S. $3,000,000,000 3.625% Global Notes due 2007, incorporated by reference in the Republic’s Registration Statement No. 333-84288	5

4